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                                                  Exhibit H
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                    Proposed Form of Notice

     Yankee Atomic Electric Company
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     Yankee Atomic Electric Company ("Yankee"), 19 Midstate
Drive, Suite 200 Auburn, Massachusetts, 01501, a subsidiary of New England Electric System and Northeast Utilities, both registered holding companies, has filed a declaration under
Section 12(c) of the Act and Rule 42 thereunder.

     Yankee proposes to repurchase from its ten stockholders ("Sponsors") an aggregate of 145,730 shares of its Common Stock, 95% of the presently outstanding Common Stock, at a purchase price of $100 per share, the book value per share on June 30, 1999. The funds for the repurchase will be obtained by liquidating short-term investments held by Yankee at June 30, 1999.

     Yankee is a single purpose electric utility which formerly operated a nuclear powered electric generation facility (the "Rowe Plant"), the output of which was sold to Yankee's ten Sponsors. The Rowe Plant was permanently taken out of service in February, 1992 and Yankee is in the process of decommissioning the facility. Pursuant to Power Contracts between Yankee and each Sponsor, which have been approved by the Federal Energy Regulatory Commission, the Sponsors are continuing to make payments to Yankee to cover funds for decommissioning the Rowe Plant and waste disposal, amortization of plant investment and return on equity. As these obligations are reduced or provided for, Yankee believes its minimum equity requirements will also significantly decline. Therefore, Yankee contemplates this initial repurchase of Common Stock to reduce its equity.

     No other state or Federal agency has jurisdiction over this proposed transaction.